PRICING SUPPLEMENT DATED FEBRUARY 19, 2004                      Rule 424(b)(3)
------------------------------------------                 File No. 333-109802
(To Prospectus Supplement and Prospectus dated
November 26, 2003)
Pricing Supplement Number: 2363


                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series C
                  Due Nine Months or more from Date of Issue
                                 (the "Notes")

                                 ____________

         The Notes are part of a series of senior debt securities entitled "Medium-Term Notes, Series C" as more fully described in the attached Prospectus (which term includes the attached Prospectus Supplement). Information included in this Pricing Supplement supercedes information in the Prospectus to the extent it is different from the information included in the Prospectus.

         References in this Pricing Supplement to "ML&Co.", "we", "us" and "our" are to Merrill Lynch &Co., Inc., and references to "MLPF&S" are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

         Investing in the Notes involves risks that are described in the "Risk Factors" section of this Pricing Supplement and the accompanying Prospectus Supplement.


Aggregate Principal Amount...................     $180,000,000.

Stated Maturity Date.........................     March 2, 2009.

Issue Price..................................     $1,000 per Note.

Original Issue Date..........................     February 26, 2004.

Interest Calculation Type....................     Floating Rate Note.

Day Count Convention.........................     Interest will be calculated by multiplying the principal amount of the Notes by an interest factor.  The interest factor for each day will be computed by dividing the interest rate applicable to each day by the actual number of days in the year.

Interest Rate Basis..........................     [(CPI(t) - CPI(t-12))/CPI(t-12)]+ 1.16%

                                                   but will not be less than the Minimum Interest Rate of 0.00%.

                                                  where:

                                                  CPI(t) equals the value of the Consumer Price Index (as defined herein) for the third calendar month prior to but not including the month in which the applicable Interest Reset Date occurs, and
                                                  CPI(t-12) equals the value of the Consumer Price Index for the fifteenth calendar month prior to but not including the month in which the applicable Interest Reset Date occurs.

Spread Multiplier............................     Not Applicable.

Initial Interest Rate........................     3.04% per annum.

Maximum Interest Rate........................     None.







Minimum Interest Rate........................     For any Interest Period, 0.00% per annum.

Interest Payment Dates.......................     Monthly, on the 1st day of each month, commencing April 1, 2004, and at maturity. If any Interest Payment Date falls on a day that is not a Business Day, payment will be made on the immediately succeeding Business Day and no interest will accrue as a result of the delayed payment.

Interest Reset Dates.........................     Monthly, on the 1st day of each month commencing April 1, 2004. If any Interest Reset Date is not a Business Day, the applicable
                                                  Interest Reset Date will be postponed to the next succeeding day that is a Business Day.

CUSIP Number.................................     59018YTA9

Form of Notes................................     Book-entry.

Denominations................................     We will issue and sell the Notes in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Trustee......................................     JPMorgan Chase Bank.

Calculation Agent............................     Merrill Lynch Capital Services, Inc.

                                                  All determinations made by the Calculation Agent will be at the sole discretion of the calculation agent and, absent manifest error, will be conclusive for all purposes and binding on Merrill
                                                  Lynch & Co., Inc. ("ML&Co.") and beneficial owners of the Notes.

                                                  All percentages resulting from any calculation on the Notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards,
                                                  e.g., 9.876545% (or .09876545) would be rounded to 9.87655%
                                                  (or .0987655).  All dollar amounts used in or resulting from this calculation will be rounded to the nearest cent with one-half cent being rounded upwards.

Proceeds to ML&Co............................     99.5% of the aggregate principal amount

Underwriter..................................     Merrill Lynch, Pierce, Fenner & Smith Incorporated

Underwriting Discount........................     0.5% of the aggregate principal amount


                                 RISK FACTORS

         Your investment in the Notes involves certain risks. In consultation with your own financial and legal advisers, you should carefully consider, among other matters, the following discussion of risks, as well as the risk described in the accompanying prospectus supplement before deciding whether an investment in the Notes is suitable for you.


Structure risks of Notes indexed to the Consumer Price Index

         The interest payable on the Notes is indexed to the performance of the Consumer Price Index over twelve month periods. As a result, the possibility exists that you could receive little, or no, interest on a given Interest Payment Date. The Consumer Price Index is likely to increase only slightly or decrease over periods of deflation or little or no inflation. We have no control over a number of matters, including economic, financial and political events, that are important in determining the existence, magnitude and longevity of such events and their results. In recent years, values of certain indices such as the Consumer Price Index have been volatile and volatility may be expected in the future. However, past experience is not necessarily indicative of what may occur in the future.

Your yield may be lower than the yield on a standard debt security of comparable maturity

         The yield that you will receive on your Notes may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of ML&Co. with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

                             CONSUMER PRICE INDEX

         The amount of interest payable on the Notes on each Interest Payment Date will be linked to changes in the Consumer Price Index. The "Consumer Price Index" for purposes of the Notes is the nonseasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor. The Consumer Price Index is expressed in relative terms in relation to the 1982-1984 time base reference period for which the level of Consumer Price Index was set at 100.0. The Consumer Price Index for any given month is published during the following month.

         The Consumer Price Index is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors and dentists services, and drugs. In calculating the Consumer Price Index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the Bureau of Labor Statistics to take into account changes in consumer expenditure patterns.

         The value of the Consumer Price Index for any given month will be the value reported on Bloomberg page CPURNSA or any successor service or successor page thereto. If such value for the Consumer Price Index is not available on a successor page or successor service such value will be determined in the sole discretion of the Calculation Agent.

         The following table sets forth the value of the Consumer Price Index from January 1998 to January 2004, as reported by the Bureau of Labor Statistics and reported on Bloomberg page CPURNSA. This historical data is presented for informational purposes only. Past movements of the Consumer Price Index is not necessarily indicative of future values.


----------------------------------------------------------------------------------------------------------------------
                          1998           1999          2000           2001           2002         2003        2004
-------------------- --------------- -------------- ------------ ---------------- ------------ ----------- -----------
January                  161.6           164.3         168.8          175.1          177.1       181.7       185.2
-------------------- --------------- -------------- ------------ ---------------- ------------ ----------- -----------
February                 161.9           164.5         169.8          175.8          177.8       183.1
-------------------- --------------- -------------- ------------ ---------------- ------------ ----------- -----------
March                    162.2           165.0         171.2          176.2          178.8       184.2
-------------------- --------------- -------------- ------------ ---------------- ------------ ----------- -----------
April                    162.5           166.2         171.3          176.9          179.8       183.8
-------------------- --------------- -------------- ------------ ---------------- ------------ ----------- -----------
May                      162.8           166.2         171.5          177.7          179.8       183.5
-------------------- --------------- -------------- ------------ ---------------- ------------ ----------- -----------
June                     163.0           166.2         172.4          178.0          179.9       183.7
-------------------- --------------- -------------- ------------ ---------------- ------------ ----------- -----------
July                     163.2           166.7         172.8          177.5          180.1       183.9
-------------------- --------------- -------------- ------------ ---------------- ------------ ----------- -----------
August                   163.4           167.1         172.8          177.5          180.7       184.6
-------------------- --------------- -------------- ------------ ---------------- ------------ ----------- -----------
September                163.6           167.9         173.7          178.3          181.0       185.2
-------------------- --------------- -------------- ------------ ---------------- ------------ ----------- -----------
October                  164.0           168.2         174.0          177.7          181.3       185.0
-------------------- --------------- -------------- ------------ ---------------- ------------ ----------- -----------
November                 164.0           168.3         174.1          177.4          181.3       184.5
-------------------- --------------- -------------- ------------ ---------------- ------------ ----------- -----------
December                 163.9           168.3         174.0          176.7          180.9       184.3
-------------------- --------------- -------------- ------------ ---------------- ------------ ----------- -----------


         To illustrate the Interest Rate Basis applicable the Notes, assuming February 1, 2004 were an Interest Reset Date, based on the historical information presented in the table above, the per annum interest rate applicable to the Notes until the next Interest Reset Date would have been 2.93%, calculated as follows:

                                    184.5 minus 181.3 = 3.2

                                    3.2 divided by 181.3 = 1.77%

                                    1.77% plus 1.16% = 2.93%

         In accordance with the formula used in determining the Interest Rate Basis, the November 2003 and November 2002 values of the Consumer Price Index were used in the calculating the above example.

                     UNITED STATES FEDERAL INCOME TAXATION

         Under the OID Regulations (as defined in the accompanying Prospectus Supplement), the Notes will be treated as providing for stated interest at a single objective rate.

         Prospective investors should consult the summary describing the principal U.S. federal income tax consequences of the ownership and disposition of the Notes contained in the section entitled "United States Federal Income Taxation" in the accompanying Prospectus Supplement.